July 21, 2006

Mr. William Choi

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Accounting Comments on the Barnes & Noble, Inc. Form 10-K for the year ended January 28, 2006 and Form 10-Q for the quarter ended April 29, 2006

File No. 1-12302

Dear Mr. Choi:

This letter is in response to your letter to Mr. Stephen Riggio dated July 10, 2006. Your comments, along with our responses, are set forth below.

Form 10-K for the Fiscal Year Ended January 28, 2006

Schedule – Valuation and Qualifying Accounts, page 25

1.	In future filings, please describe amounts charged to other accounts in a footnote to the schedule. See Rule 12-09 of Regulation S-X. In addition, please be advised that accounts receivable of acquired businesses should be valued at present value of amounts to be received less allowances for uncollectibility.

In future filings, the suggested revisions will be made.

Exhibit 13.1

Selected Consolidated Financial Data, page F-1

2.	In future filings please expand your disclosure regarding the determination of same store sales in footnote 8 to include how you treat relocated stores or expansions in the square footage of stores in these computations, as well as stores that were closed during the period.

In future filings, the suggested revisions will be made.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page F-2

3.	In future filings, please quantify, in dollars, sales attributable to opening new stores and the increase in same store sales in your discussion of sales so that investors better understand the portion of the overall change in store sales from year to year that relates to each of the factors you identify. Refer to Item 303(a)(3) of Regulation S-K.

In future filings, the suggested revisions will be made.

Consolidated Statement of Changes in Shareholders’ Equity, page F-20

4.	Please tell us the items and their amounts included in the charge to retained earnings related to the spin-off of GameStop. Please also tell us why the charge does not represent the amount of the net assets distributed in the spin-off as reflected in non-cash activities supplemental cash flow information on page F-21. Please include a reconciliation of the amounts in your response.

The amount included in the charge to retained earnings reflects the net assets attributable to GameStop included in the consolidated financial statements immediately prior to the distribution. The difference of $105,505,000 between the charge to retained earnings ($265,922,000) and amount reflected for net assets distributed in the disclosures of non-cash activities on page F-21 ($160,417,000) represents GameStop cash included in its net book value at the date of distribution.

Notes to Consolidated Financial Statements, page F-22

5.	We note that you have not reported information about operating segments. We assume that you have identified only one operating segment in accordance with paragraphs 10-15 of SFAS 131 or that you have aggregated two or more operating segments in accordance with paragraph 17 of SFAS 131. Please tell us the operating segments you have identified and the operating segments that you have aggregated, if applicable. If you have aggregated two or more segments, please tell us why you meet each of the aggregation criteria in paragraph 17 of SFAS 131 and EITF 04-10. In doing so, please specifically address the operations of Sterling Publishing Co., Inc. and Calendar Club LLC. In any event, please tell us and disclose in future filings the factors used to identify your reportable segments, including the basis of organization including whether operating segments have been aggregated. Please refer to paragraph 26 of SFAS 131.

The company has determined that it has one operating segment: bookselling. The bookselling segment has as its principal business the sales of trade books, mass market paperbacks, children’s books, bargain books, magazines, music, movies, calendars, games and gift items direct to customers. Most of these products are sourced by third party vendors while some are sourced through the company’s own publishing activities. These product sales collectively account for substantially all of the company’s sales.

The company’s determination was based on application of the criteria in paragraph 10 of SFAS 131, which states: a component of an enterprise –

a)	that engages in business activities from which it may earn revenue and incur expenses,

b)	whose results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c)	for which discrete financial information is available.

The company has evaluated the identification of operating segments by considering the way the business is managed (focusing on the financial information distributed and to whom it is distributed) and the manner in which the chief operating decision maker (CODM) interacts with other members of management. This evaluation led the company to conclude that it has one operating segment based on a variety of considerations, including:

a.	The primary focus of the company’s CODM is on the results of the bookselling business overall.

b.	The financial information regularly reviewed by the CODM does not identify the vast majority of the key operating indicators of the parts within the bookselling business; therefore, it does not permit decisions as to the potential allocation of resources among those parts.

c.	The company’s current basis of organization is consistent with the existence of a segment manager role as identified in paragraph 13 of SFAS 131. The company’s bookselling business manager role is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, and plans for the bookselling business as a whole.

Our analysis with respect to Calendar Club L.L.C. (Calendar Club) and Sterling Publishing Co., Inc. (Sterling) is as follows:

Calendar Club

The company has determined that Calendar Club does not meet the criteria to constitute a separate operating segment. While Calendar Club meets the conditions of criteria a) and c) in paragraph 10 of SFAS 131, it does not meet the requirement of criterion b). The company has a 74% ownership investment in Calendar Club and has little involvement in the running of the business. Financial results for Calendar Club’s operations are not reviewed by the CODM, nor are there any regularly scheduled meetings to review operating results between Calendar Club and the company. If and when there is any interaction with Calendar Club, it occurs below the level of the CODM. This level of operational focus is considered acceptable in view of the fact that for the fiscal year 2005, Calendar Club represents only approximately 2.1% of the company’s consolidated sales, 1.1% of the company’s consolidated profits and 1.6% of the company’s consolidated assets.

Sterling

The company also determined that Sterling (acquired in January 2003) and the company’s pre-existing self-publishing unit (collectively Publishing) should be included as part of the company’s bookselling segment along with the other bookselling activities of Barnes & Noble, Inc. The company has determined that while Publishing meets the conditions of criterion a) as per paragraph 10 of SFAS 131, it does not meet the conditions of criteria b) or c).

With respect to paragraph 10(b) of SFAS 131, the company considered the fact that senior management’s focus on Publishing is substantially keyed to the retail sell through of its own published products. As a result, the CODM receives minimal information identifying the key operating indicators of either unit in Publishing, other than the level of the company’s retail sales of its own published products. Instead, the manager of the overall bookselling business receives more detailed information as and when necessary. This level of operational focus is considered acceptable in view of the fact that for fiscal 2005, Publishing represents only 6.0% of the company’s consolidated sales (based on third party sales) and Publishing profits and assets are not measured or internally reported.

With respect to paragraph 10(c) of SFAS 131, the company believes that due to management’s focus on retail sell through, meaningful, discrete financial information does not exist for the company’s Publishing activities. The following description of some of the company’s history and internal reporting of Publishing will aid in this understanding.

For many years, the company has been engaged in producing proprietary products for sale under various imprints (book brands) both owned and purchased, including Barnes & Noble, Friedman Fairfax, Main Street, and SparkNotes. This publishing is primarily the purchase of pre-packaged content that is manufactured by a third party and used for bookselling. The company’s publishing business is similar in design to any retailer’s private label program. An example of this would be the proprietary apparel brands found at many retailers, whereby a company sources its apparel merchandise directly and not through a wholesaler. The vast majority of large retailers have substantial proprietary programs that are an integral part of the overall merchandising and marketing components of their retail businesses.

Consistent with the concept of a private label program, Barnes & Noble self-published product is not “sold” by the publishing division directly to customers and there is no markup (or resulting profit) recognized by this unit when inventory is received at the company’s warehouses for future sale at the retail level.

In January 2003, the company purchased Sterling. The two main synergies identified by the company when it evaluated the acquisition were the growth of Sterling product sales through Barnes & Noble and the sale of Barnes & Noble self-published product to Sterling’s third party accounts. By the end of the fiscal first quarter following the acquisition, the company reorganized the retail sales floor to better position those book categories where Sterling was a dominant player, such as puzzles and games.

Currently, 41% of Sterling’s sales are sold through Barnes & Noble. In addition, the “sales” recorded by Sterling to Barnes & Noble were at both normal publishing margins (for products which are sold to both Barnes & Noble and other customers) and at cost (where Sterling sourced the product as is the case with the Barnes & Noble self-publishing program). In this regard, Sterling does not operate as an independent publisher with a completely discrete set of financial information, but rather as an arm of the entire bookselling merchandising organization.

Further to the point that Sterling does not operate nor is it evaluated by the company as an independent publisher, is the fact that since the acquisition (and as contemplated at the time of the acquisition) Sterling has lost its second and third largest accounts (previously accounting for 14.6% of annual sales) due to the connection with Barnes & Noble, Inc. While third party sales are helpful to cover costs and important to Sterling management, they are not a primary focus of the company’s bookselling business manager role or the CODM.

Due to the close strategic and financial connection to the overall bookselling business, the preferential merchandising and marketing, the lack of consistent “third party” transfer pricing and the willingness of the business to create merchandise for the sole benefit of Barnes & Noble, the company believes that these self-publishing programs are an integral component of the overall Barnes & Noble merchandising function and should not be classified as a separate operating segment.

The company will disclose in future filings the factors used to identify its reportable segments, including the basis of organization and whether operating segments have been aggregated.

6.	Please disclose the accumulated balances for each classification of accumulated comprehensive income in future filings. Please refer to paragraph 26 of SFAS 130.

In future filings, the suggested revisions will be made.

Note 1. Summary of Significant Accounting Policies, page F-22

Other Long-Lived Assets, page F-24

7.	Please tell us and disclose in future filings a description of impaired long-lived assets and the events or changes in circumstances leading to impairments for each period in which an impairment loss is recognized. In that regard, we note that you closed a number of stores in each fiscal year and recognized impairment losses only in the most recent fiscal year. Please explain to us why no impairment losses were required in the other fiscal years. Additionally, in future filings, please disclose the line item within your statements of operations where impairment losses are recorded. Please refer to paragraph 26 of SFAS 144.

The impaired long-lived assets represent the unamortized property and equipment (primarily leasehold improvements and furniture and fixtures) of those store locations which have been impaired in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

The company continually evaluates the profitability of all stores and will close stores whose anticipated future profitability is not acceptable. Such closures occur each year and are generally effective at the end of the store lease term, at which point the stores are generally fully depreciated. If a store is closed prior to the end of the store lease term, all of its undepreciated property and equipment are written off and the value of any remaining lease obligations is accrued. These store closing costs are included in selling and administrative expenses and amounted to $6,834,738, $6,481,340 and $5,645,238 for each of fiscal years 2005, 2004 and 2003, respectively.

Prior to fiscal 2005, as part of the process of evaluating stores for potential closure, the company identified potential impairment charges, estimated to be $5,025,000 at the end of fiscal 2004, which were not recorded because they were considered to be immaterial on an annual basis (i.e., after considering the estimated rollover effect from the prior year) and cumulative basis. During 2005, the amount of potential impairment charges increased to $12,656,000 which the company wrote off in that year.

The circumstances leading to the impairments included management’s consideration of prior, current and expected future financial performance of the store, the assessment that a store would not be able to achieve its turnaround plan if such a plan was necessary, or recognition that occupancy cost renegotiations were not likely to be achieved.

In future filings, we will disclose a description of impaired long-lived assets and that the impairment is recorded in selling and administrative expenses.

Advertising Costs, page F-25

8.	In future filings, please disclose the total amount charged to advertising expense for each period presented. Please refer to paragraph 49(c) of SOP 93-7. Please also disclose the amount of cooperative advertising allowances netted against gross advertising expense charged to selling and administrative expenses. Please refer to your response to comment 1 in our letter dated May 30, 2002 related to our previous review of your Form 10-K for the fiscal year ended February 2, 2002.

In the company’s June 3, 2002 response to comment 1 in your letter dated May 30, 2002 related to your previous review of the company’s Form 10-K for the fiscal year ended February 2, 2002, the following was noted:

As per our discussion, we will endeavor to disclose the dollar amounts and period-to-period changes in cooperative advertising assuming our competitors have also included such disclosures.

The company continues to maintain the above position. In view of a recent review of the fiscal 2005 Form 10-K filings for our two largest competitors (BGP: Borders Group, Inc. and AMZN: Amazon.com, Inc.), which indicate there were no dollar amounts disclosed for cooperative advertising, we believe our disclosure continues to be reasonable.

Note 2. GameStop Spin-Off, page F-27

9.	Please explain to us in detail your income tax treatment of the sale of Class B common stock to GameStop. In doing so, please tell us your basis for recognizing the tax adjustments associated with the related taxable capital gain as a charge to retained earnings. Please also tell us your basis for including the costs related to the redemption of the Class B common stock by GameStop in the charge to retained earnings. Please cite the authoritative literature that supports your accounting treatment.

On October 1, 2004, the company’s independent directors approved an overall plan for the complete disposition of all the company’s Class B common stock in GameStop. This disposition was completed in two steps: (1) the October 1, 2004 sale of 6,107,338 shares of GameStop (the Sale) and (2) the November 12, 2004 spin-off of the remaining shares of GameStop (the Spin-off). Upon the completion of these transactions, GameStop was classified as a discontinued operation.

For financial reporting purposes, the Sale was considered to be a capital transaction. In that regard, GameStop’s equity was reduced by the treasury stock transaction at its reporting level and Barnes & Noble’s investment was reduced by the proceeds of the Sale at the parent level, thereby producing no impact to consolidated net equity or net income. Since the Sale was considered to be a capital transaction, the excess tax attributable to such transaction (described below) was charged to equity along with the remaining net investment (after being reduced by the gain resulting from the Sale).

The Sale required Barnes & Noble to recognize an additional tax liability of $14,442,000 predominately resulting from the excess of the Sale proceeds over the financial reporting carrying amount of the shares. The tax adjustment was included with the asset distribution reflected as a charge to Retained Earnings for the Spin-off because, as indicated above, the Sale and Spin-off were part of a two-step transaction.

SFAS 109, paragraph 36 provides support for the concept that the tax effects of equity related transactions (a majority owned subsidiary’s redemption of its’ stock from a parent in this case) being charged or credited to the related component of shareholders’ equity.

The company included the costs related to the redemption of the Class B common stock by GameStop in the charge to retained earnings for similar reasons as those discussed above for the tax adjustment. Management viewed such costs, which represented the cost incurred by GameStop for a fairness opinion on the redemption value of its stock, as being directly associated with the capital transaction in question (i.e., GameStop’s acquisition of the shares) and therefore believed a charge to equity (retained earnings) was appropriate in the circumstances.

Note 7. Net Earnings Per Share, page F-32

10.	In future filings, please disclose the number of securities that you excluded from your computation of diluted earnings per share that could potentially dilute basic earnings per share in the future. Please refer to paragraph 40(c) of SFAS 128.

In future filings, the suggested revisions will be made.

Note 9. Employees’ Retirement and Defined Contribution Plan, page F-35

11.	It appears that you have recorded an additional minimum pension liability in an amount equal to the unrecognized actuarial loss. Please tell us the amount of the unfunded accumulated benefit obligation of your pension plan and how you calculated the additional minimum pension liability. Please also explain to us the basis for your recognition of the additional minimum pension liability in the context of paragraphs 36 and 37 of SFAS 87.

The amount of the unfunded accumulated benefit obligation of the company’s pension plan is $5,685,211, representing the difference between the pension benefit obligation at end of year and the fair value of plan assets at end of year. The plan has been frozen since January 1, 2000 and, as a result, the projected benefit obligation and the accumulated benefit obligation are the same, and the company has recognized a liability equal to the unfunded accumulated benefit obligation in accordance with paragraph 36 of SFAS 87. The company has no unrecognized prior service cost and, therefore, no intangible asset is recognized pursuant to paragraph 37 of SFAS 87.

12.	In future filings, please include a narrative description of the method used to determine the overall expected long-term rate-of-return assumption for your plan assets required by paragraph 5(d)(3) of SFAS 132(R); disclose the accumulated benefit obligation required by paragraph 5(d)(4) of SFAS 132(R) and disclose the measurements dates used to determine pension and other postretirement benefit measurements required by paragraph 5(k) of SFAS 132(R).

In future filings, the suggested revisions will be made.

Note 10. Income Taxes, page F-36

13.	Please tell us what the deferred tax liability related to your investment in Barnes & Noble.com represents given that Barnes & Noble.com is included in your consolidated financial statements. In doing so, please tell us the types and amounts of temporary differences included in this line item and why the amounts are not reflected in the differences between the tax basis of the assets and liabilities and their reported amounts in your consolidated balance sheets.

The deferred tax liability related to the company’s investment in Barnes & Noble.com primarily pertains to SAB 51 gains on the following two transactions.

On November 12, 1998, the company and Bertelsmann AG (Bertelsmann) completed the formation of a limited liability company Barnes & Noble.com to operate the online retail bookselling operations of the company’s wholly owned subsidiary barnesandnoble.com inc. Effective as of October 31, 1998, the company and Bertelsmann each retained a 50 percent membership interest in Barnes & Noble.com. The company contributed substantially all of the assets and liabilities of its online operations to the joint venture and Bertelsmann made a $150,000,000 cash contribution to the joint venture. The company recognized $36,351,000 (net of a deferred tax liability) in additional paid-in capital based on the company’s share of the incremental equity of the joint venture resulting from the $150,000,000 Bertelsmann contribution. This deferred tax liability amounted to $25,754,000 as of the end of fiscal 2005.

On May 25, 1999, Barnes & Noble.com Inc. completed an initial public offering (IPO) of 28.75 million shares of Class A Common Stock and used the proceeds to purchase a 20 percent interest in Barnes & Noble.com. As a result, the company and Bertelsmann each retained a 40 percent interest in Barnes & Noble.com. The company recorded an increase in additional paid-in capital of $116,158,000 (net of a deferred tax liability of $80,510,000) representing the company’s incremental share in the equity of Barnes & Noble.com. This deferred tax liability remains recorded at the end of fiscal 2005.

After the IPO, the company accounted for its investment in Barnes & Noble.com Inc. under the equity method of accounting. On September 15, 2003, the company acquired the share previously owned by Bertelsmann, at which point the company consolidated the results of Barnes & Noble.com Inc.

Netted against the two components of the deferred tax liability noted above is a deferred tax asset of $11,363,000 related to a tax depreciation allocation agreement with Bertelsmann related to the formation of the joint venture.

In reviewing this footnote in connection with responding to your comment, the company has determined that $7,790,000 of miscellaneous acquisition adjustments, including items related to amortization of intangibles, depreciation, and other temporary differences, were included in this line item and should be reclassified to other line items. The company proposes that such reclassification be performed prospectively.

Note 12. Changes in Intangible Assets and Goodwill, page F-39

14.	In future filings please disclose the carrying amount and accumulated amortization for each major class of intangible assets subject to amortization and the carrying amount for each major class of unamortizable intangible assets. Please refer to paragraph 45 of SFAS 142.

In future filings, the suggested revisions will be made.

Note 14. Stock-Based Incentive Plans, page F-40

15.	Please tell us why your estimate of fair value of options granted in fiscal 2005 does not include an assumption for expected dividends on the underlying shares for the expected term of the options given the initiation of quarterly dividends during the period.

The stock options granted in fiscal 2005 occurred in March (270,000 shares), April (125,000 shares) and May (5,000 shares), well in advance of the August 17, 2005 Board authorization to initiate a quarterly dividend. Accordingly, since such authorization was not close to being finalized at the time of the earlier options grants, management believed that excluding a dividend assumption was appropriate in determining the value of the related options. The stock options granted subsequent to the authorization do include an assumption for expected dividends on the underlying shares for the expected term of the options (1.44%) as reflected in Note (4) Stock-Based Compensation, page 11 in the Form 10-Q for the Quarterly Period Ended April 29, 2006.

Note 16. Legal Proceedings, page F-45

16.	Please tell us the amounts that you accrued in connection with the class action litigation related to your classification of certain employees and when you accrued the amounts.

The company accrued $10,000,000 in connection with the class action litigation related to the classification of certain employees. A $5,000,000 accrual was made in fiscal 2004 based on the company’s best estimate of the probable exposure at that point in time. An additional $5,000,000 was accrued in fiscal 2005 when the actual settlement amount was determined.

Form 10-Q for the Quarterly Period Ended April 29, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Critical Accounting Policies, page 20

Gift Cards, page 21

17.	Please tell us the following related to your disclosures regarding gift cards:

a.	How you estimate the amount of your gift card liability for which the likelihood of redemption is remote;

Gift card liability for which the likelihood of redemption is remote is estimated based on historical redemption patterns that are updated and reviewed on a quarterly basis. The company’s historical redemption patterns have been developed since the gift card program was launched in fiscal 1999.

b.	How you determine your historical redemption patterns and whether you change the estimates as additional information is obtained;

The historical redemption patterns are determined from the data in the reports received from our gift card service provider. These reports summarize the redemption pattern of each month’s gift card sales by identifying the percentage of those cards which are redeemed in each month following the month of sale. This data is evaluated on a quarterly basis for changes in trend that might impact our estimation process. If a significant change is identified (which is rare) and is perceived to have relevance to the estimation process, the company takes this into account in the estimation of breakage.

c.	Whether breakage includes any amounts subject to escheat laws;

Breakage does not include any amounts subject to escheat laws.

d.	What your historical redemption patterns are and whether your recognize breakage upon the sale of gift cards or over the term of your performance obligation;

The company’s historical redemption patterns for gift cards (three-year average, 2003-2005) are as follows:

Redemption Period Following Gift Card Sales	% Redeemed
First 12 Months	85%
Second 12 Months	7%
Third 12 Months	2%
Thereafter	1%
Estimated breakage	5%

Gift card breakage is recognized on a straight-line basis over twelve months beginning in the thirteenth month after the month the gift card was originally sold.

e.	Whether you have estimated and recognized gift card breakage consistently over the past three years, and, if not, when you began to recognize breakage and the change in circumstances that enable you to do so; and

Over the past three years, gift card breakage has been estimated and recognized on a consistent basis.

f.	The amount of gift cards sold and the amount of breakage recognized in the last three fiscal years and the line item in the statement of operations that included breakage.

The amount of gift cards sold (including store credits issued) and the amount of breakage recognized in the last three fiscal years are as follows (in thousands):

Fiscal Year	Gift Cards Sold	Breakage Recognized
2005	$426,321	$17,131
2004	377,762	14,910
2003	329,213	9,700

The line item in the statement of operations that includes breakage is Sales for all periods presented.

In connection with our response, we acknowledge that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have any questions, please contact me at (212) 633-3215.

Sincerely,

/s/ Joseph J. Lombardi
Joseph J. Lombardi
Chief Financial Officer

cc: Stephen Riggio, Chief Executive Officer